CONSENT OF QUALIFIED PERSONS

To:

US Securities and Exchange Commission

I, Andrew F. Ross, on behalf of Snowden Mining Industry Consultants, do hereby consent to (i) the incorporation by reference of the following document(s) into the annual information form (the “AIF”) of Nevsun Resources Ltd. (the “Issuer”) dated March 22, 2006 to be filed with certain Canadian securities commissions and the annual report on Form 40-F (the “40-F”) of the Issuer to be filed with the United States Securities and Exchange Commission in connection therewith, and (ii) the inclusion of any extracts from or summary of such document(s) in the AIF and the 40-F:

1.

“Technical Report on the Segala Property, Mali West Africa”, dated May 17, 2004

2.

 “Technical Report on the Tabakoto Property, Mali West Africa, dated May 17, 2004;

 (collectively, the “Technical Reports”).

I also certify that I have read the written disclosure (Mineral Properties AIF 2006 excertp.doc Section 1.1, dated 20/03/2006) being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF or the 40-F of the Issuer contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th day of March, 2006.

“signed”

_______________________
Andrew F. Ross, P. Geo.

General Manager, Snowden Mining Consultants Inc.

[Seal or Stamp]